SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
28 May to 7 July 2014

DATE	DETAIL

7 July 2014	Directors Interests- Share Incentive Plan-monthly update

1 July 2014	Directors Interests- Performance Share Plan 2010 release

1 July 2014	Voting rights and capital update

18 June 2014	Directors Interests- Deferred Share Plan–2014 award and 2011 release

10 June 2014	Directors Interests- Share Incentive Plan-monthly update

9 June 2014	Notification of Major Interest in National Grid Ordinary Shares

5 June 2014	Amendment to Financial Timetable

2 June 2014	Voting rights and capital update

28 May 2014	Director Declaration

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcement:

5 June 2014: Publication of Annual Report and Accounts
11 June 2014: Notification of Scrip Dividend reference price